UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

FEBRUARY 2, 2011

        NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

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Company Announcement
Financial statement for 2010

2 February 2011

Novo Nordisk increased operating profit by 27% in 2010
Organic sales growth of 19% driven by Victoza®, NovoRapid® and Levemir®

•	Sales increased by 19% in Danish kroner and by 13% in local currencies.
	o	Sales of modern insulins increased by 24% (18% in local currencies).
	o	Sales of NovoSeven® increased by 14% (8% in local currencies).
	o	Sales of Victoza® reached DKK 2,317 million in 2010.
	o	Sales in North America increased by 29% (22% in local currencies).
	o	Sales in International Operations increased by 24% (15% in local currencies).
•	Gross margin improved by 1.2 percentage points in Danish kroner to 80.8% in 2010, reflecting a favourable product mix development and a positive currency impact.
•	Reported operating profit increased by 27% to DKK 18,891 million. Measured in local currencies, operating profit increased by approximately 16%.
•	Net profit increased by 34% to DKK 14,403 million. Earnings per share (diluted) increased by 38% to DKK 24.60.
•	The phase 3a programme for Degludec and DegludecPlus has now been completed. In the largest trial, the one-year trial comparing Degludec and insulin glargine when added to oral anti-diabetic therapy in type 2 diabetes, Degludec met the primary endpoint of non-inferior glucose control while reducing nocturnal hypoglycaemia by more than 35% compared to insulin glargine.

•	For 2011, sales growth measured in local currencies is expected to be 8-10%, and operating profit growth measured in local currencies is expected to be around 15%.
•	In 2010, Novo Nordisk reached the four long-term financial targets announced in the annual report for 2008. Consequently, three of the four targets have been increased while the core target of 15% annual operating profit growth has been maintained.

•	At the Annual General Meeting on 23 March 2011, the Board of Directors will propose a 33% increase in dividend to DKK 10 per share. The Board of Directors has furthermore decided to initiate a new share repurchase programme of DKK 10 billion in 2011.

Lars Rebien Sørensen, president and CEO: “2010 was a very good year for Novo Nordisk with strong organic sales growth driven by the modern insulins and Victoza®. We expect continued sales growth from these products and are encouraged by the results from the phase 3 programme with our new generation insulins.”

Company Announcement no 3 / 2011 Financial statement for 2010	Page 1 of 29

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

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Company Announcement no 3 / 2011 Financial statement for 2010	Page 2 of 29

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

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Consolidated financial statement 2010

The Board of Directors and Executive Management have approved the audited Annual Report 2010 of Novo Nordisk A/S. The Board of Directors and Executive Management also approved this financial statement containing condensed financial information for 2010. This financial statement is prepared in accordance with the recognition and measurement requirements of the International Financial Reporting Standards (IFRS) as issued by IASB, IFRS as endorsed by the EU and the additional Danish disclosure requirements for listed companies. The accounting policies used in this financial statement are consistent with those used in the audited Annual Report 2010 as well as those applied in the audited Annual Report 2009.

						%
						change
						2010 vs.
Profit and loss	2010	2009	2008	2007	2006	2009
(Amounts below in DKK million)

Sales	60,776	51,078	45,553	41,831	38,743	19%

Gross profit	49,096	40,640	35,444	32,038	29,158	21%
Gross margin	80.8%	79.6%	77.8%	76.6%	75.3%

Sales and distribution costs	18,195	15,420	12,866	12,371	11,608	18%
Percent of sales	29.9%	30.2%	28.2%	29.6%	30.0%

Research and development costs	9,602	7,864	7,856	8,538	6,316	22%
Percent of sales	15.8%	15.4%	17.2%	20.4%	16.3%

Administrative expenses	3,065	2,764	2,635	2,508	2,387	11%
Percent of sales	5.0%	5.4%	5.8%	6.0%	6.2%
Licence fees and other operating income	657	341	286	321	272	93%

Operating profit	18,891	14,933	12,373	8,942	9,119	27%
Operating margin	31.1%	29.2%	27.2%	21.4%	23.5%

Net financials	(605)	(945)	322	2,029	45	(36%)

Profit before income taxes	18,286	13,988	12,695	10,971	9,164	31%

Income taxes	3,883	3,220	3,050	2,449	2,712	21%
Effective tax rate	21.2%	23.0%	24.0%	22.3%	29.6%

Net profit	14,403	10,768	9,645	8,522	6,452	34%
Net profit margin	23.7%	21.1%	21.2%	20.4%	16.7%

Company Announcement no 3 / 2011 Financial statement for 2010	Page 3 of 29

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

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Consolidated financial statement 2010 – continued

						%
Other key numbers						change
(Amounts below in DKK million except earnings per share, dividend per share and number of employees)						2010 vs.
	2010	2009	2008	2007	2006	2009

Depreciation, amortisation, etc	2,467	2,551	2,442	3,007	2,142	(3%)
Capital expenditure	3,308	2,631	1,754	2,268	2,787	26%

Free cash flow	17,013	12,332	11,015	9,012	4,707	38%

Total assets	61,402	54,742	50,603	47,731	44,692	12%
Equity	36,965	35,734	32,979	32,182	30,122	3%
Equity ratio	60.2%	65.3%	65.2%	67.4%	67.4%

Diluted earnings per share (in DKK)	24.60	17.82	15.54	13.39	10.00	38%
Dividend per share (in DKK)1)	10.00	7.50	6.00	4.50	3.50	33%

Payout ratio 2)	39.6%	40.9%	37.8%	32.8%	34.4%
Payout ratio (adjusted) 3), 4), 5)	42.8%	-	36.6%	34.9%	-

Average number of full-time employees	29,423	27,985	26,069	24,344	22,590	5%

1) Proposed dividend for the financial year 2010.
2)  Dividend for the year as a percentage of net profit.
3)  2010: Adjusted for divestment of shares in ZymoGenetics.
4)  2008: Adjusted for pulmonary diabetes projects discontinuation.
5)  2007: Adjusted for divestment of shares in Dako and AERx® discontinuation.

Performance versus long-term financial targets

Performance against long-term	2010	2009	2008	2007	2006	Target
financial targets
Operating profit growth	26.5%	20.7%	38.4%	(1.9%)	12.7%	15%
Operating profit growth (excl AERx®) 1)	-	-	23.7%	12.6%	-

Operating margin	31.1%	29.2%	27.2%	21.4%	23.5%	30%
Operating margin (excl AERx®) 1)	-	-	27.9%	24.5%	-

Return on invested capital	63.6%	47.3%	37.4%	27.2%	25.8%	50%
Return on invested capital (adjusted)2), 3), 4)	62.4%		38.4%	29.9%

Cash to earnings	118.1%	114.5%	114.2%	105.7%	73.0%
Cash to earnings (three years’ average)	115.6%	111.5%	97.6%	87.0%	80.2%	80%

1)  Excluding costs related to the discontinuation of all pulmonary diabetes projects.
2)  2010: Adjusted for tax impact from divestment of shares in ZymoGenetics.
3)  2008: Adjusted for costs related to the discontinuation of pulmonary diabetes projects
4)  2007: Adjusted for tax impact from divestment of shares in Dako and costs related to the discontinuation of AERx®

Company Announcement no 3 / 2011 Financial statement for 2010	Page 4 of 29

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

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Sales development
Sales increased by 19% in Danish kroner and by 13% measured in local currencies, which is slightly higher than the latest guidance of ‘11-12% growth in local currencies’. All regions contributed to growth measured in local currencies; North America was the main contributor with 62% share of growth measured in local currencies, followed by International Operations and Europe, contributing 24% and 12%, respectively. Sales growth was realised within both diabetes care and biopharmaceuticals, with the majority of growth originating from the modern insulins and Victoza®.

	Sales	Growth	Growth	Share of
	2010	as	in local	growth
	DKK	reported	currencies	in local
	million			currencies
The diabetes care segment
Modern insulins	26,601	24%	18%	57%
– NovoRapid®	11,900	22%	16%	23%
– NovoMix®	7,821	20%	14%	14%
– Levemir®	6,880	32%	26%	20%
Human insulins	11,827	5%	(1%)	(2%)
Protein-related products	2,214	12%	5%	2%
Victoza®	2,317	-	-	32%
Oral antidiabetic products	2,751	4%	(1%)	0%
Diabetes care total	45,710	22%	16%	89%

The biopharmaceuticals segment
NovoSeven®	8,030	14%	8%	9%
Norditropin®	4,803	9%	4%	2%
Other products	2,233	6%	(1%)	0%
Biopharmaceuticals total	15,066	11%	5%	11%

Total sales	60,776	19%	13%	100%

Diabetes care sales development
Sales of diabetes care products increased by 22% measured in Danish kroner to DKK 45,710 million and by 16% in local currencies compared to 2009. In the following sections, market shares are based on moving annual total volume data from November 2010 provided by the independent third-party IMS Health.

Modern insulins, human insulins and protein-related products
In 2010, sales of modern insulins, human insulins and protein-related products increased by 17% in Danish kroner to DKK 40,642 million and by 11% measured in local currencies compared to 2009, with North America and International Operations having the highest growth rates. Novo Nordisk is the global leader with 51% of the total insulin market and 46% of the modern insulin market.

Sales of modern insulins increased by 24% in Danish kroner to DKK 26,601 million and by 18% in local currencies compared to 2009, reflecting steady organic sales growth globally. All regions realised solid growth rates, with North America accounting for more than half of the growth, followed by International Operations and Europe. Sales of modern insulins now constitute close to 70% of Novo Nordisk’s sales of insulin.

Company Announcement no 3 / 2011 Financial statement for 2010	Page 5 of 29

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

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North America
Sales in North America increased by 26% in Danish kroner and by 19% in local currencies in 2010, reflecting a continued solid market penetration of the modern insulins, Levemir®, NovoLog® and NovoLog® Mix 70/30. Novo Nordisk maintains its leadership position in the US insulin market with 42% of the total insulin market and 37% of the modern insulin market. Currently, around 43% of Novo Nordisk’s modern insulin volume in the US is being sold in the prefilled device FlexPen®.

Europe
Sales in Europe increased by 4% measured in Danish kroner and by 2% in local currencies in 2010, reflecting continued progress for the portfolio of modern insulins and declining human insulin sales. Novo Nordisk holds 53% of the total insulin market and 51% of the modern insulin market. The device penetration in Europe remains high with more than 95% of Novo Nordisk’s insulin volume being used in devices, primarily NovoPen® and FlexPen®.

International Operations
Sales in International Operations increased by 26% in Danish kroner and by 17% in local currencies in 2010. The main contributor to growth was sales of modern insulins, primarily in China. Sales of human insulins continue to add to overall growth in the region, also driven by China.

As of 1 January 2011 a fifth Novo Nordisk sales region, Region China, has been established comprised of China, Taiwan and Hong Kong; therefore going forward, they will no longer constitute a part of ‘International Operations’. In China, Novo Nordisk currently holds 63% of the total insulin market and 70% of the modern insulin market.

Japan & Korea
Sales in Japan & Korea increased by 10% measured in Danish kroner and decreased by 2% in local currencies in 2010. The sales development reflects sales growth for all three modern insulins, Levemir®, NovoRapid® and NovoRapid Mix® 30, being offset by a decline in human insulin sales. In a continuously challenging competitive environment, Novo Nordisk now holds 63% of the total insulin market in Japan and 56% of the modern insulin market. The device penetration in Japan remains high with more than 98% of Novo Nordisk’s insulin volume being used in devices, primarily NovoPen® and FlexPen®.

Victoza® (GLP-1 therapy for type 2 diabetes)
Victoza® sales reached DKK 2,317 million during 2010 reflecting solid market performance in both Europe and the US. The global launch has continued throughout 2010, most recently Russia, Argentina, Mexico and four countries in the Middle East have launched Victoza®. The global market performance has been encouraging with Victoza® reaching solid market shares in the GLP-1 segment as well as significantly increasing the GLP-1 class’ share of the total diabetes care market in 2010.

NovoNorm®/Prandin®/PrandiMet® (oral antidiabetic products)
In 2010, sales of oral antidiabetic products increased by 4% in Danish kroner to DKK 2,751 million and decreased by 1% measured in local currencies compared to 2009. The sales development primarily reflects sales growth in China being offset by lower sales in Europe due to generic competition in several European markets with the main impact in Germany.

Company Announcement no 3 / 2011 Financial statement for 2010	Page 6 of 29

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

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Biopharmaceuticals sales development
In 2010, sales of biopharmaceutical products increased by 11% measured in Danish kroner to DKK 15,066 million and by 5% measured in local currencies compared to 2009.

NovoSeven® (bleeding disorders therapy)
Sales of NovoSeven® increased by 14% in Danish kroner to DKK 8,030 million and by 8% in local currencies compared to 2009. Sales growth for NovoSeven® was primarily realised in North America, but also Japan & Korea and International Operations contributed to the growth.

Norditropin® (growth hormone therapy)
Sales of Norditropin® increased by 9% measured in Danish kroner to DKK 4,803 million and by 4% measured in local currencies compared to 2009. Novo Nordisk is the second-largest company in the global growth hormone market with a 24% market share measured in volume.

Other products
Sales of other products within biopharmaceuticals, which predominantly consist of hormone replacement therapy (HRT)-related products, increased by 6% in Danish kroner to DKK 2,233 million and decreased by 1% measured in local currencies. This development primarily reflects continued sales progress for Vagifem® being offset by the impact from generic competition to Activella® in the US.

Development in costs and operating profit
The cost of goods sold grew 12% to DKK 11,680 million in 2010, and thereby providing a gross margin of 80.8% compared to 79.6% in 2009. This improvement primarily reflects a favourable product mix impact due to increased sales of modern insulins and Victoza®, and a positive currency impact of 0.4 percentage point.

In 2010, total non-production-related costs increased by 18% to DKK 30,862 million and by 14% in local currencies compared to 2009.

Sales and distribution costs increased by 18% to DKK 18,195 million, primarily reflecting the launch costs of Victoza® in Europe and the US, as well as a continued expansion of the field sales forces in Europe, Japan, China and the US, and an increase in the provisions for legal cases.

Research and development costs increased by 22% to DKK 9,602 million, primarily reflecting the ongoing phase 3 programme for the new generation of insulins, Degludec and DegludecPlus.

Licence fees and other operating income constituted DKK 657 million in 2010 compared to DKK 341 million in 2009. This development primarily reflects a sustainable higher level of licence fees as well as a non-recurring income of approximately DKK 100 million related to a patent settlement during the first quarter of 2010.

Operating profit in 2010 increased by 27% to DKK 18,891 million compared to 2009. In local currencies the growth was approximately 16% which is in line with the latest guidance of ‘more than 15%’.

Company Announcement no 3 / 2011 Financial statement for 2010	Page 7 of 29

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

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Net financials and tax
Net financials showed a net expense of DKK 605 million in 2010 compared to a net expense of DKK 945 million in 2009. The result for net financial expenses of DKK 605 million in 2010 is higher than the latest guidance of ‘around DKK 300 million’. The higher expenses are primarily explained by an increase in the losses on foreign exchange hedging of especially US dollars and Japanese yen due to the appreciation of these currencies versus Danish kroner in the fourth quarter of 2010.

For 2010, the foreign exchange result was an expense of DKK 1,341 million compared to an expense of DKK 751 million in 2009. This development reflects losses on foreign exchange hedging of especially US dollars due to the appreciation versus Danish kroner in 2010 compared to the exchange rate level prevailing in 2009.

Also included in net financials is the result from associated companies with an income of DKK 1,070 million. In the fourth quarter of 2010, Novo Nordisk recorded a non-recurring income of approximately DKK 1.1 billion from the sale of shares in ZymoGenetics, Inc. as announced on 8 October 2010. In 2009, the result from associated companies was an expense of DKK 55 million.

The effective tax rate for 2010 was 21.2% which is in line with the latest guidance of a tax rate of ‘around 21.5%’ for the full year of 2010. The effective tax rate for 2010 is reduced by a non-recurring effect of approximately 1.5 percentage points from the divestment of Novo Nordisk’s ownership share of ZymoGenetics, Inc., which is exempt from tax charges under applicable Danish tax laws.

Capital expenditure and free cash flow
Net capital expenditure for property, plant and equipment for 2010 was DKK 3.3 billion compared to DKK 2.6 billion in 2009. The main investment projects in 2010 were the insulin filling plant in Tianjin, China, and new device manufacturing lines in Denmark. Net capital expenditure was in line with previously communicated expectations of a net capital expenditure of ‘more than DKK 3 billion’.

Free cash flow for 2010 was DKK 17.0 billion compared to DKK 12.3 billion in 2009, hence ending higher than the latest guidance of ‘more than DKK 14 billion’. The increase in cash flow compared to guidance is primarily driven by improvement in working capital balances as inventory levels decreased and both trade payables and other current liabilities increased.

Key developments in the fourth quarter of 2010
Please refer to appendix 1 for an overview of the quarterly numbers in DKK.

Sales in the fourth quarter of 2010 increased by 23% to DKK 16,124 million and by 15% in local currencies compared to the same period in 2009. The growth was driven by the modern insulins, Victoza® and NovoSeven®, and with North America and International Operations representing the majority of the growth from a geographic perspective. International Operations’ sales growth was primarily driven by modern insulins, especially in China. Victoza® sales of DKK 951 million in the fourth quarter of 2010 were primarily driven by sales in the US and Europe.

The gross margin increased to 80.9% in the fourth quarter of 2010 compared to 79.8% in the same period last year. The increase was primarily driven by a favourable development in

Company Announcement no 3 / 2011 Financial statement for 2010	Page 8 of 29

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

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product mix and a positive currency effect countered by costs related to an employee share programme.

In the fourth quarter of 2010, total non-production-related costs increased by 21% to DKK 8,859 million and by 14% in local currencies compared to the same period last year.

Sales and distribution costs increased by 24% in the fourth quarter of 2010 compared to the same period last year, primarily driven by Victoza® launch costs and field sales force expansions in the US and International Operations and an increase in the provisions for legal cases.

Research and development costs increased by 15% in the fourth quarter of 2010 compared to the same period last year, primarily driven by the phase 3 development programme for Degludec and DegludecPlus.

Reported operating profit increased by 35% in the fourth quarter of 2010 compared to the same period last year, and by around 19% in local currencies. This primarily reflects the sales growth and the improvement in gross margin offset by the costs related to an employee share programme implemented in December 2010.

Outlook 2011
The current expectations for 2011 are summarised in the table below:

Expectations are as reported, if not	Current expectations
otherwise stated	2 February 2011

Sales growth
- in local currencies	8-10%
- as reported	Around 1.5 percentage points lower

Operating profit growth
- in local currencies	Around 15%
- as reported	Around 2.5 percentage points lower

Net financials	Expense of around DKK 100 million

Effective tax rate	Around 23%

Capital expenditure	Around DKK 3.5 billion

Depreciation, amortisation and impairment losses	Around DKK 2.7 billion

Free cash flow	More than DKK 16 billion

Novo Nordisk expects sales growth in 2011 of 8-10% measured in local currencies. This is based on expectations of continued market penetration for Novo Nordisk’s key products, as well as expectations of continued intense competition, generic competition to oral antidiabetic products, and an impact from the implementation of healthcare reforms primarily in the US and Europe. Given the current level of exchange rates versus Danish kroner, the reported sales growth is expected to be around 1.5 percentage points lower than growth measured in local currencies.

For 2011, growth in operating profit is expected to be around 15% measured in local currencies. Given the current level of exchange rates versus Danish kroner, the reported operating profit growth is expected to be 2.5 percentage points lower than growth measured in local currencies.

Company Announcement no 3 / 2011 Financial statement for 2010	Page 9 of 29

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

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For 2011, Novo Nordisk expects a net financial expense of around DKK 100 million. The current expectation reflects that the impact of currency hedging contracts is approximately neutral.

The effective tax rate for 2011 is expected to be around 23%.

Capital expenditure is expected to be around DKK 3.5 billion in 2011, primarily related to investments in the new insulin formulation and filling plant in China and a new prefilled device production facility in Denmark. Expectations for depreciation, amortisation and impairment losses are around DKK 2.7 billion whereas free cash flow is expected to be more than DKK 16 billion.

All of the above expectations are based on the assumption that the global economic environment will not significantly change business conditions for Novo Nordisk during the remainder of 2011 and that currency exchange rates, especially the US dollar, will remain at the current level versus the Danish krone during the remainder of 2011. Please refer to appendix 7 for key currency assumptions.

Novo Nordisk has hedged expected net cash flows in a number of invoicing currencies and, all other things being equal, movements in key invoicing currencies will impact Novo Nordisk’s operating profit as outlined in the table below.

Key invoicing	Annual impact on Novo Nordisk’s	Hedging period
currencies	operating profit of a 5%	(months)
	movement in currency
USD	DKK 620 million	15
JPY	DKK 155 million	13
CNY	DKK 120 million	12*
GBP	DKK 85 million	10

* USD used as proxy when hedging Novo Nordisk’s CNY currency exposure

The financial impact from foreign exchange hedging is included in ‘Net financials’.

Updated long-term financial targets
Focusing on growth, profitability, financial return and generation of cash, Novo Nordisk introduced four long-term financial targets in 1996 to balance short- and long-term considerations, thereby ensuring a focus on shareholder value creation. The targets were subsequently revised and updated in the annual report for 2000, 2005 and 2008. Novo Nordisk has now reached the performance level stipulated in the four long-term financial targets and has consequently revised the target levels. The revision is based on an assumption of a continuation of the current business environment and given the current scope of business activities and has been prepared assuming that currency exchange rates remain at the current level as outlined in appendix 7. Should any of these assumptions change the time horizon for achieving the long term targets may be prolonged or it may be required to revise the targets.

Company Announcement no 3 / 2011 Financial statement for 2010	Page 10 of 29

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

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Performance against long-term	Average*	Result	Previous	New target
financial targets	2006-2010	2010	target
Operating profit growth	19%	27%	15%	15%

Operating margin	26%	31%	30%	35%

Return on invested capital	40%	64%	50%	70%

Cash to earnings	105%	118%
Cash to earnings (three years’ average)	98%	116%	80%	90%

* Simple average of reported figures for 2006-2010

The target level for operating profit growth remains at 15% on average. The target still allows for deviations in individual years if necessitated by business opportunities, market conditions or exchange rate movements.

The target level for operating margin is increased from 30% to 35%. The enabling factors are expected to be a continued positive product mix development, further productivity improvements in the manufacturing and administrative areas while at the same time ensuring investments in research and development as well as sales and marketing. It should be noted that the achievement of the operating margin target may be influenced by significant changes in market conditions including regulatory requirements, pricing environment, competitive environment, healthcare reforms and exchange rates.

The target level for return on invested capital (ROIC) measured post tax is increased from 50% to 70%. The raised target reflects the expectation of continued lower growth in invested capital relative to operating profit as well as a stable effective tax rate. In setting the new target level Novo Nordisk has assumed that proposed new accounting rules regarding treatment of operating leases, the draft International Financial Reporting Standard ‘Leases’ (ED/2010/09), will be implemented. It is currently anticipated that the introduction of this new accounting standard for Novo Nordisk will have approximately 10 percentage points negative effect on ROIC.

The target level for the cash-to-earnings ratio is increased from 80% to 90%, reflecting a sustained lower tangible investment level and improved cash conversion ability. As previously, this target will be pursued looking at the average over a three-year period.

Company Announcement no 3 / 2011 Financial statement for 2010	Page 11 of 29

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

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Research and development update

Diabetes care: Degludec and DegludecPlus phase 3a programme update
Novo Nordisk has now completed the 17 phase 3a trials that comprise the BEGIN™ and BOOST™ programmes intended to support the regulatory dossiers for Degludec and DegludecPlus, respectively. Headline results from 10 trials completed since the company announcement of 22 December 2010, including one extension trial, are presented below:

Degludec versus insulin glargine in type 2 diabetes; phase 3 results (NN1250-3579)
In this 52-week trial, 1,030 insulin naïve people with type 2 diabetes were randomised 3:1 to either Degludec or insulin glargine, both given once daily in addition to metformin ± a DPP-IV inhibitor.

Degludec effectively improved long-term glycaemic control, achieving the primary objective of showing HbA1c non-inferiority to insulin glargine, with HbA1c decreasing by more than 1 percentage point from a baseline of 8.2% to around 7% in both treatment arms, as expected for a treat-to-target trial. For Degludec, the fasting plasma glucose level was lowered to less than 6 mmol/l at the end of the study which was statistically significantly lower than observed in the comparator arm.

Degludec also showed a lower risk of hypoglycaemia compared to insulin glargine. Specifically, the rate of confirmed nocturnal hypoglycaemic events (need for third party assistance or plasma glucose level below 3.1 mmol/l) was statistically significantly lower in the group treated with Degludec, with a reduction of more than 35% compared to the insulin glargine group.

Degludec demonstrated a good safety and tolerability profile and there were no apparent differences between the treatment groups with respect to adverse events and standard safety parameters.

Degludec versus insulin glargine in type 1 diabetes; phase 3 results (NN1250-3770)
In this 26-week basal-bolus trial in type 1 diabetes, a regimen with fixed dosing intervals alternating between 8 and 40 hours for the administration of Degludec was compared to either Degludec at the evening meal, or insulin glargine. All patients used NovoRapid® as bolus insulin at one or more meals. The primary end point, showing HbA1c non-inferiority for the flexible dosing arm of Degludec versus insulin glargine was met, with a statistically significant reduction of around 40% in nocturnal hypoglycaemia being observed in the flexible dosing arm of Degludec when compared to the insulin glargine group.

Degludec (U200) versus insulin glargine in type 2 diabetes; phase 3 results (NN1250-3672)
In this 26-week trial in insulin naïve people with type 2 diabetes, patients were treated once-daily with either a U200 formulation of Degludec, ie twice as concentrated as traditional U100 insulin formulations allowing for less injection volume, or insulin glargine. The primary end point, showing HbA1c non-inferiority for the U200 formulation of Degludec versus insulin glargine was met. Furthermore, the fasting plasma glucose level was lowered to below 6 mmol/l glucose for Degludec which was statistically significantly lower than that observed in the comparator arm. Finally, the rate of nocturnal hypoglycaemia was reduced by more than 35% when compared to the insulin glargine group, albeit not achieving statistical significance in this trial.

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Degludec three times weekly versus insulin glargine in type 2 diabetes; phase 3 results (NN1250-3724, NN1250-3718, NN1250-3839)
Three-times-weekly administration of Degludec was compared to daily administration of insulin glargine in two similar trials in insulin naïve people with type 2 diabetes. Degludec was administered Monday, Wednesday and Friday in either the morning (trial NN1250-3724) or the evening (trial NN1250-3718). Even though three-times-weekly administration of Degludec effectively lowered HbA1c by around 1 percentage point in both studies, the primary end point of showing non-inferiority to daily administration of insulin glargine was not met. These studies did, however, confirm the long action profile of Degludec showing lowering of fasting plasma glucose from the baseline by around 3 mmol/l at 24 hours after, and 2 mmol/l at 48 hours after the previous Degludec injection.

A third study (NN1250-3839) investigated previously insulin glargine-treated people with type 2 diabetes that continued their treatment for 4 weeks with once-daily insulin glargine, followed by a shift in treatment to Degludec three times weekly for 12 weeks. During the 12-week treatment period with three-times-weekly Degludec, there was a continued improvement in glycaemic control and the rate of hypoglycaemia remained low with no sign of increase.

Update on remaining trials in the Degludec and DegludecPlus phase 3a programme
In a 26-week trial (NN1250-3586) insulin naïve people with type 2 diabetes recruited in Asian countries were treated once-daily with either Degludec or insulin glargine in combination with one or more OADs. The primary end point, HbA1c non-inferiority for Degludec versus insulin glargine, was met. The rate of nocturnal hypoglycaemia for Degludec was reduced by more than 35% when compared to the insulin glargine group, albeit not achieving statistical significance in this trial.

In a 26-week trial (NN5401-3597) previously insulin treated people with type 2 diabetes recruited in Asian countries were treated twice daily with either DegludecPlus or NovoMix® 30 in combination with metformin. The primary end point, HbA1c non-inferiority for DegludecPlus versus NovoMix® 30, was met. The rate of nocturnal hypoglycaemia for DegludecPlus was reduced by more than 30% when compared to the NovoMix® 30 group, albeit not achieving statistical significance in this trial.

A 26-week extension period of the previously reported trial (NN5401-3645) comparing DegludecPlus with Levemir® in type 1 diabetes has been completed. NovoRapid® was administered twice daily in the DegludecPlus arm and three times daily in the Levemir® arm. The improvements in glycaemic control and rate of hypoglycaemia observed after 26 weeks of treatment with DegludecPlus continued throughout the 26-week extension period at the same level as found in the main study period. This is the only study in the BOOST™ programme that has provided one year data on the safety and efficacy of DegludecPlus.

A 26-week basal-bolus trial comparing Degludec with Levemir® in type 1 diabetes (NN1250-3585) has been completed, using NovoRapid® as meal time insulin. Approximately one half of the study participants were recruited in Japan and the overall findings were similar to those previously reported in the one-year basal-bolus comparison between Degludec and insulin glargine in type 1 diabetes (NN1250-3583). The primary end point of HbA1c non-inferiority was met for Degludec, and fasting plasma glucose was significantly lowered when compared to the control group. Also, Degludec treatment was associated with a statistically significant reduction in the risk of nocturnal hypoglycaemia versus the comparator arm.

Degludec and DegludecPlus phase 3a programme completed
Novo Nordisk has now completed the phase 3a programme for Degludec and DegludecPlus. The data generated through the 17 randomised, controlled treat-to-target trials in more than

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10,000 type 1 and type 2 diabetes patients from more than 40 countries revealed benefits related to efficacy, safety and convenience of both Degludec and DegludecPlus. The trials mostly used insulin analogues as comparator products. Regulatory submission of the Degludec and DegludecPlus applications for marketing authorisation is now expected in United States and EU in the second half of 2011.

Diabetes care: GLP-1 and obesity
Victoza® label in the United States now includes the LEAD 6 study
The US Food and Drug Administration has revised the approved label for Victoza® to include ia data from the LEAD 6 study comparing once-daily administration of Victoza® with twice-daily administration of exenatide. Superiority on the primary end point for Victoza®, HbA1c, is now included in the label which was revised 22 December 2010.

Fixed ratio Victoza®-Degludec combination product to enter phase 3
After end-of-phase 2 meetings with regulatory agencies, Novo Nordisk has decided to initiate the phase 3 clinical programme during the first half of 2011 with the Victoza®-Degludec fixed combination product. The programme is comprised of two trials and will include approximately 2,000 patients.

Once-weekly GLP-1 portfolio decision now expected mid-2012
As previously communicated in June 2010, Novo Nordisk has an intent to select among the two primary once-weekly GLP-1 candidates in the development portfolio, semaglutide and once-weekly liraglutide. To allow for a more complete characterisation of once-weekly liraglutide, including data from a clinical multiple-dose study, this decision is now expected mid-2012.

Oral GLP-1 project, NN9925, closed
After review of phase 1 data, Novo Nordisk has decided to terminate further clinical development of the oral GLP-1 project, NN9925, due to insufficient bioavailability. No serious adverse events or safety issues were observed during the trial. Currently, Novo Nordisk has one oral GLP-1 project, NN9924, in clinical development and additional GLP-1 projects in pre-clinical development.

Obesity project, NN9161, closed
Due to an unfavourable benefit-risk profile observed during the phase 1 trial for the obesity project, NN9161, Novo Nordisk has decided to terminate further clinical development.

Biopharmaceuticals
Recombinant factor XIII, NN1841, to be submitted for regulatory approval
Novo Nordisk has decided to submit recombinant factor XIII for regulatory approval of the congenital deficiency indication based on the phase 3 data communicated in August 2010. The submission is expected to be filed in the first quarter of 2011 in the US and second quarter of 2011 in Europe.

Recombinant factor VIIa analogue, NN1731, to progress into phase 3
Novo Nordisk has decided to progress the fast-acting recombinant factor VIIa analogue, NN1731, into phase 3 based on the phase 2 data communicated in August 2010. The phase 3 programme is expected to start mid-2011.

Recombinant long acting factor IX, NN7999, to progress into phase 3
Novo Nordisk has decided to progress the recombinant long acting factor IX, NN7999, into phase 3 based on the data communicated October 2010. The phase 3 trial is expected to start mid-2011.

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Anti-TFPI, NN7415, enters clinical development
Novo Nordisk has initiated a phase 1 trial with a new bleeding disorder agent, NN7415, which is being tested in both healthy subjects and people with haemophilia A and B.

Anti-IL-20, NN8226, update
Novo Nordisk has reviewed phase 1 data for anti-IL-20 (a recombinant fully human monoclonal antibody), and expects to initiate a phase 2a clinical trial in rheumatoid arthritis in the first half of 2011. Anti-IL-20 has also been tested in people with moderate-to-severe plaque psoriasis, but due to lack of sufficient efficacy in this indication Novo Nordisk has decided to discontinue further clinical development of anti-IL-20 for psoriasis. No safety issues were observed.

Anti NKG2D, NN8555, update
Novo Nordisk expects to initiate a phase 2a clinical trial in Crohn's disease in the first half of 2011. A phase 2a clinical trial in rheumatoid arthritis is ongoing.

Sustainability update

People
At the end of 2010, Novo Nordisk had 30,014 full-time equivalent positions compared to 28,809 at the end of 2009. Novo Nordisk had an average of 29,423 full-time equivalent employees during 2010 compared to 27,985 during 2009.

Producing more with less
Environmental performance continued to improve in 2010. While sales and production increased, absolute reductions in water consumption, energy consumption and CO2 emissions were achieved. CO2 emissions from energy consumption was reduced by 35% compared to 2009 as a result of the full conversion to wind power supplies for the company's Danish operations.

Diabetes Leadership Forum in the Middle East and Northern Africa (MENA) region
Diabetes is today estimated to affect more than 26 million people in the MENA region. At the MENA Diabetes Leadership Forum held on 12–13 December 2010 with representation from 22 countries in the region and sponsored and organised by Novo Nordisk, more than 400 decision-makers, representatives of international and regional organisations, media, experts and members of the diabetes community gathered to find solutions to the growing burden of diabetes. Among the outcomes of the Forum was the adoption of the Dubai Declaration on Diabetes and Chronic Non-Communicable Diseases in the Middle East and Northern Africa Region. The Forum was co-hosted by the UAE Ministry of Health, the executive board of the Health Ministers’ Council for Cooperation Council States, the World Diabetes Foundation and the World Bank.

Equity

Total equity was DKK 36,965 million at the end of 2010, equivalent to 60% of total assets, compared to 65% at the end of 2009. Please refer to appendix 5 for further elaboration of changes in equity during 2010.

Treasury shares and 2010 share repurchase programme
During 2010 Novo Nordisk repurchased 19,534,528 shares at an average price of DKK 486 per share, equivalent to a cash value of DKK 9.5 billion. Novo Nordisk thereby concluded the 2010 share repurchase programme.

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Employee share programmes in 2010
The employees in Denmark have participated in two general employee share programmes in 2010. Under a share savings programme, approximately 8,000 employees have purchased 262,000 shares. The shares were purchased at a price of DKK 583.16. There are no costs of this programme to the company. Under a discounted employee share programme, approximately 11,000 employees have purchased 567,000 shares at a price of DKK 275. The costs of this programme, DKK 192 million, have been fully expensed in 2010. Furthermore, approximately 15,000 international employees have been awarded approximately 273.000 stock options in 2010, and the cost of these, DKK 150 million, will be amortised over a 3-year vesting period

Holding of treasury shares and reduction of share capital
As per 1 February 2011, Novo Nordisk A/S and its wholly-owned affiliates owned 28,206,755 of its own B shares, corresponding to 4.7% of the total share capital.

In order to maintain capital structure flexibility, the Board of Directors will, at the Annual General Meeting in 2011, propose a reduction in the B share capital from DKK 492,512,800 to DKK 472,512,800 by cancelling 20,000,000 B shares of DKK 1 from the company’s own holdings of B shares at a nominal value of DKK 20,000,000, equivalent to 3.3% of the total share capital. After implementation of the share capital reduction, the company’s share capital will amount to DKK 580,000,000 divided into an A share capital of DKK 107,487,200 and a B share capital of DKK 472,512,800.

Proposed dividend and 2011 share repurchase programme
At the Annual General Meeting on 23 March 2011, the Board of Directors will propose a 33% increase in dividend to DKK 10.00 per share of DKK 1, corresponding to a pay-out ratio of 39.6%. Adjusting for the impact from the divestment of shares in ZymoGenetics, Inc., where the related cash flow was returned to shareholders via an expansion of the 2010 share repurchase programme, the payout ratio will be 42.8%. For 2009, the payout ratio was 40.9%. No dividend will be paid on the company’s holding of treasury shares.

The Board of Directors has approved a new DKK 10 billion share repurchase programme to be executed during 2011. Novo Nordisk will initiate its share repurchase programme in accordance with the provisions of the European Commission's regulation no 2273/2003 of 22 December 2003 (The Safe Harbour Regulation). For that purpose, Novo Nordisk has appointed J.P. Morgan Securities Ltd. as lead manager to execute a part of its share repurchase programme independently and without influence from Novo Nordisk. The purpose of the programme is to reduce the company's share capital. Under the agreement, J.P. Morgan Securities Ltd. will repurchase shares on behalf of Novo Nordisk for an amount of up to DKK 2.0 billion during the trading period starting today and ending on 26 April 2011. A maximum of 155,151 shares can be bought during one single trading day, equal to 20% of the average daily trading volume of Novo Nordisk B shares on NASDAQ OMX Copenhagen during the month of January 2011, and a maximum of 8,843,607 shares in total can be bought during the trading period. At least once every seven trading days, Novo Nordisk will issue an announcement in respect of the transactions made under the repurchase programme.

Corporate governance

Remuneration policy for executives
Novo Nordisk’s existing remuneration policy aims to attract, retain and motivate members of the Board of Directors and Executive Management of Novo Nordisk. Remuneration levels are

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designed to be competitive and to align the interest of the board members and executives with those of the shareholders.

Long-term share-based incentive programme for senior management
As from 2004, members of Novo Nordisk's Executive Management (5 in 2010) and other members of the Senior Management Board (24 in 2010) have participated in a performance-based incentive programme where a proportion of the calculated shareholder value creation has been allocated to a joint pool for the participants. For members of Executive Management and other members of the Senior Management Board, the joint pool operates with a yearly maximum allocation per participant equal to eight months’ fixed base salary plus pension contribution. Once the joint pool has been approved by the Board of Directors, the total cash amount is converted into Novo Nordisk B shares at market price. The market price is calculated as the average trading price for Novo Nordisk B shares on NASDAQ OMX Copenhagen in the open trading window following the release of full-year financial results for the year preceding the year of the performance based incentive programme. The shares in the joint pool are locked up for a three-year period before they are transferred to the participants. In the lock-up period, the Board of Directors may remove shares from the joint pool in the event of lower than planned value creation in subsequent years.

For 2007, 166,292 shares were allocated to the joint pool and the value at launch of the programme (DKK 43 million) was expensed in 2007. The number of shares in the 2007 joint pool has not subsequently been reduced by the Board of Directors as the financial performance in the following years (2008–2010) reached specified threshold levels. Hence, the original number of shares allocated to the joint pool will, according to the principles of the scheme, be transferred to 28 current and former members of senior management immediately after the announcement of the 2010 full-year financial results on 2 February 2011.

For 2010, based on an assessment of the economic value generated, the performance of the R&D portfolio and key sustainability projects, the Board of Directors on 1 February 2011 approved the establishment of a joint pool for the financial year of 2010 by allocating a total of 169,025 Novo Nordisk B shares. This allocation amounts to eight months of fixed base salary plus pension contribution on average per participant, corresponding to a value at launch of the programme of DKK 64 million, which was expensed in the 2010 accounts. According to the principles of the programme, the share price used for the conversion of the performance programme to the share pool was the average share price (DKK 379) for Novo Nordisk B shares on NASDAQ OMX Copenhagen in the 15 days trading window (2-16 February 2010) following the release of the Annual Report for 2009, when the programme was approved by the Board of Directors.

Long-term share-based incentive programme for corporate vice presidents and vice presidents
As from 2007, a number of key employees below senior management also participate in a share-based programme with similar performance criteria as the programme for senior management. The share-based incentive programme for key employees will, as is the case for the programme for senior management, be based on an annual calculation of shareholder value creation compared to the planned performance for the year. The pool will operate with a maximum contribution per participant equal to four months of fixed base salary. The shares in the pool are also locked up for a three-year period before they potentially may be transferred to the participants.

For 2007, 527,665 shares were allocated to a share pool for key employees and the value at launch of the programme (DKK 135 million) has been amortised over the period 2007-2010.

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The number of shares in the 2007 share pool has not subsequently been reduced by the Board of Directors as the financial performance in the following years (2008–2010) reached specified threshold levels. Hence, 477,832 shares will be transferred to 460 employees immediately after the announcement of the 2010 full-year financial results on 2 February 2011. Number of shares to be transferred is lower than the original number of shares allocated to the share pool as some participants have left the company before the release conditions of the programme have been met.

For 2010, based on an assessment of the economic value generated, the performance of the R&D portfolio and key sustainability projects, the Board of Directors on 1 February 2011 approved the establishment of a share pool for 2010 for key employees by allocating a total of 548,936 Novo Nordisk B shares. This allocation amounts to four months of fixed base salary on average per participant, corresponding to a value at launch of the programme of DKK 208 million using the same share price mechanism as described for the senior management programme. The value of the programme will be amortised over four years. The number of participants for 2010 is approximately 700.

As the long-term share-based incentive programmes for both senior management and other key employees are evaluated by the Board of Directors to have worked successfully in 2010, it is planned to continue in 2011 with an unchanged structure.

Legal update
As of 31 January 2011, Novo Nordisk Inc., along with a majority of the hormone therapy product manufacturers in the US, is a defendant in product liability lawsuits related to hormone therapy products. These lawsuits currently involve a total of 50 individuals who allege use of a Novo Nordisk hormone therapy product. The products (Activella® and Vagifem®) have been sold and marketed in the US since 2000. Until July 2003, the products were sold and marketed exclusively in the US by Pharmacia & Upjohn Company (now Pfizer Inc.). Furthermore, 72 individuals currently allege, in relation to similar lawsuits against Pfizer Inc., that they have also used a Novo Nordisk hormone therapy product. Currently, Novo Nordisk does not have any court trials scheduled in 2011. Novo Nordisk does not expect the pending claims to have a material impact on its financial position.

As previously announced, the US District Court for the Eastern District of Michigan issued an adverse ruling in a patent litigation case regarding Novo Nordisk’s US Patent No. 6,677,358 on 19 January 2011. The case, involving Novo Nordisk and Caraco Pharmaceutical Laboratories, Ltd. (Caraco), is based on Caraco’s application to market a generic version of Prandin® (repaglinide) in the US. The district court ruled that the patent, which covers the combination use of repaglinide and metformin for the treatment of type 2 diabetes, is invalid and unenforceable. In the US Novo Nordisk markets repaglinide under the trade name Prandin® and a fixed dose repaglinide/metformin tablet under the trade name PrandiMet®. The district court ruling has the potential to facilitate launch of a generic repaglinide. Novo Nordisk has on 26 January 2011 filed an appeal to the US Court of Appeals for the Federal Circuit. At present, it is unclear whether or when a generic version of Prandin® or PrandiMet® will be available in the US market. The US sales of Prandin® and PrandiMet® amounted to approximately DKK 1 billion in 2010.

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Financial calendar

4 February 2011	PDF version of the Annual Report 2010 available at novonordisk.com
8 February 2011	Deadline for the company’s receipt of shareholder proposals for the Annual General Meeting 2011
18 February 2011	Printed version of the Annual Report 2010 available
23 March 2011	Annual General Meeting 2011
28 April 2011	Financial statement for the first three months of 2011
4 August 2011	Financial statement for the first six months of 2011
27 October 2011	Financial statement for the first nine months of 2011
2 February 2012	Financial statement for 2011

Conference call details
At 13.00 CET today, corresponding to 7.00 am EDT, a conference call will be held. Investors will be able to listen in via a link on novonordisk.com, which can be found under ‘Investors – Download centre’. Presentation material for the conference call will be made available approximately one hour before on the same page.

Forward-looking statements
Novo Nordisk’s reports filed with or furnished to the US Securities and Exchange Commission (SEC), including this document as well as the company’s Annual Report 2010 and Form 20-F, both expected to be filed with the SEC in February 2011, and written information released, or oral statements made, to the public in the future by or on behalf of Novo Nordisk, may contain forward-looking statements. Words such as ‘believe’, ‘expect’, ‘may’, ‘will’, ‘plan’, ‘strategy’, ‘prospect’, ‘foresee’, ‘estimate’, ‘project’, ‘anticipate’, ‘can’, ‘intend’, ‘target’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance identify forward-looking statements. Examples of such forward-looking statements include, but are not limited to:

-	statements of plans, objectives or goals for future operations, including those related to Novo Nordisk’s products, product research, product development, product introductions and product approvals as well as cooperation in relation thereto
-	statements containing projections of or targets for revenues, income (or loss), earnings per share, capital expenditures, dividends, capital structure or other net financials
-	statements regarding future economic performance, future actions and outcome of contingencies such as legal proceedings, and
-	statements of the assumptions underlying or relating to such statements.

In this document, examples of forward-looking statements can be found under the headings ‘Outlook 2011’, ‘Updated long-term financial targets’, ‘Research and development update’, ‘Equity’ and ‘Legal update’.

These statements are based on current plans, estimates and projections. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific. Novo Nordisk cautions that a number of important factors, including those described in this document, could cause actual results to differ materially from those contemplated in any forward-looking statements.

Factors that may affect future results include, but are not limited to, global as well as local political and economic conditions, including interest rate and currency exchange rate

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fluctuations, delay or failure of projects related to research and/or development, unplanned loss of patents, interruptions of supplies and production, product recall, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Novo Nordisk’s products, introduction of competing products, reliance on information technology, Novo Nordisk’s ability to successfully market current and new products, exposure to product liability and legal proceedings and investigations, changes in governmental laws and related interpretation thereof, including on reimbursement, intellectual property protection and regulatory controls on testing, approval, manufacturing and marketing, perceived or actual failure to adhere to ethical marketing practices, investments in and divestitures of domestic and foreign companies, unexpected growth in costs and expenses, failure to recruit and retain the right employees and failure to maintain a culture of compliance.

Please also refer to the overview of risk factors in ‘Risk Management’ on pp 43-45 of the Annual Report 2010 available as of 4 February 2011 on the company’s website novonordisk.com.

Unless required by law, Novo Nordisk is under no duty and undertakes no obligation to update or revise any forward-looking statement after the distribution of this document, whether as a result of new information, future events or otherwise.

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Management statement

The Board of Directors and Executive Management has approved the audited Annual Report of Novo Nordisk A/S for the year 2010. The Board of Directors and Executive Management also approved this financial statement containing condensed financial information for 2010.

The consolidated financial statements in the Annual Report 2010 are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB), and with the International Financial Reporting Standards as endorsed by the EU. Furthermore, the consolidated financial statements and Management’s Review are prepared in accordance with additional Danish disclosure requirements for listed companies.

This financial statement has been prepared in accordance with the accounting policies as applied in the consolidated financial statements for 2010 and additional Danish disclosure requirements for listed companies.

In our opinion, the accounting policies used are appropriate and the overall presentation of this financial statement is adequate. Furthermore, in our opinion, Management's Review includes a true and fair account of the development in the operations and financial circumstances of the results for the year and of the financial position of the Group as well as a description of the most significant risks and elements of uncertainty facing the Group in accordance with Danish disclosure requirements for listed companies.

Bagsværd 2 February 2011

Executive Management:

Lars Rebien Sørensen	Jesper Brandgaard
President and CEO	CFO

Lise Kingo	Kåre Schultz	Mads Krogsgaard Thomsen
COS	COO	CSO

Board of Directors:

Sten Scheibye	Göran A Ando
Chairman	Vice chairman

Henrik Gürtler	Ulrik Hjulmand-Lassen	Pamela J Kirby

Anne Marie Kverneland	Kurt Anker Nielsen	Søren Thuesen Pedersen

Hannu Ryöppönen	Stig Strøbæk	Jørgen Wedel

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Contacts for further information

Media:	Investors:
Mike Rulis	Klaus Bülow Davidsen
Tel: (+45) 4442 3573	Tel: (+45) 4442 3176
mike@novonordisk.com	klda@novonordisk.com

Kasper Roseeuw Poulsen
Tel: (+45) 4442 4471
krop@novonordisk.com

Jannick Lindegaard
Tel: (+45) 4442 4765
jlis@novonordisk.com

In North America:	In North America
Ken Inchausti	Hans Rommer
Tel: (+1) 609 786 8316	Tel: (+1) 609 919 7937
kiau@novonordisk.com	hrmm@novonordisk.com

Further information about Novo Nordisk is available on the company’s website novonordisk.com

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Appendix 1: Quarterly numbers in DKK

(Amounts in DKK million, except number of employees, earnings per share and number of shares outstanding).

									% change
	2010				2009				Q4 2010 vs
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4 2009

Sales	16,124	15,584	15,394	13,674	13,062	12,517	13,001	12,498	23%
Gross profit	13,039	12,648	12,425	10,984	10,427	9,832	10,391	9,990	25%
Gross margin	80.9%	81.2%	80.7%	80.3%	79.8%	78.5%	79.9%	79.9%
Sales and distribution costs	5,274	4,573	4,364	3,984	4,237	3,502	3,837	3,844	24%
Percent of sales	32.7%	29.3%	28.3%	29.1%	32.4%	28.0%	29.5%	30.8%
Research and development costs	2,735	2,302	2,434	2,131	2,387	1,884	1,849	1,744	15%
Percent of sales	17.0%	14.8%	15.8%	15.6%	18.3%	15.1%	14.2%	14.0%
Administrative expenses	850	759	745	711	726	666	693	679	17%
Percent of sales	5.3%	4.9%	4.8%	5.2%	5.6%	5.3%	5.3%	5.4%
Licence fees and other operating income (net)	164	110	159	224	142	34	78	87	15%
Operating profit	4,344	5,124	5,041	4,382	3,219	3,814	4,090	3,810	35%
Operating margin	26.9%	32.9%	32.7%	32.0%	24.6%	30.5%	31.5%	30.5%
Share of profit/(loss) in associated companies	1,031	(22)	(4)	65	(2)	(7)	(11)	(35)	N/A
Financial income	140	31	146	65	58	9	166	142	141%
Financial expenses	810	477	575	195	283	209	361	412	186%
Profit before income taxes	4,705	4,656	4,608	4,317	2,992	3,607	3,884	3,505	57%
Net profit	3,946	3,585	3,548	3,324	2,323	2,755	2,991	2,699	70%
Depreciation, amortisation and impairment losses	684	607	595	581	754	657	533	607	(9%)
Capital expenditure	1,141	755	744	668	935	726	557	413	22%
Cash flow from operating activities	4,905	6,318	4,225	4,231	3,583	5,039	2,608	4,148	37%
Free cash flow	4,707	5,453	3,444	3,409	2,402	4,242	2,062	3,626	96%
Total assets	61,402	57,162	57,048	54,155	54,742	52,589	51,246	50,205	12%
Total equity	36,965	34,264	33,635	32,916	35,734	34,874	34,086	31,345	3%
Equity ratio	60.2%	59.9%	59.0%	60.8%	65.3%	66.3%	66.5%	62.4%
Full-time employees at the end of the period	30,014	29,515	29,364	29,154	28,809	28,497	27,998	27,429	4%
Basic earnings per share (in DKK)	6.87	6.21	6.07	5.66	3.95	4.62	4.96	4.44	74%
Diluted earnings per share (in DKK)	6.82	6.15	6.02	5.61	3.92	4.58	4.91	4.41	74%
Average number of shares outstanding (million)	572.7	577.6	584.0	587.6	589.9	596.4	603.1	607.4	(3%)
Average number of shares outstanding incl
dilutive effect of options 'in the money' (million)	577.5	582.3	588.9	593.0	595.2	601.4	607.9	612.7	(3%)
Sales by business segments:
Modern insulins (insulin analogues)	7,127	6,820	6,792	5,862	5,714	5,353	5,414	4,990	25%
Human insulins	2,992	2,963	3,099	2,773	2,685	2,747	2,879	3,004	11%
Victoza®	951	700	296	370	59	28	-	-	1512%
Protein-related products	561	567	583	503	510	491	492	484	10%
Oral antidiabetic products (OAD)	666	736	704	645	636	650	675	691	5%
Diabetes care total	12,297	11,786	11,474	10,153	9,604	9,269	9,460	9,169	28%
NovoSeven®	1,996	1,965	2,155	1,914	1,742	1,651	1,874	1,805	15%
Norditropin®	1,242	1,233	1,245	1,083	1,171	1,074	1,122	1,034	6%
Hormone replacement therapy	482	517	450	443	460	440	435	409	5%
Other products	107	83	70	81	85	83	110	81	26%
Biopharmaceuticals total	3,827	3,798	3,920	3,521	3,458	3,248	3,541	3,329	11%
Sales by geographic regions:
North America	6,286	6,114	5,988	5,221	4,510	4,527	4,710	4,532	39%
Europe	4,886	4,675	4,671	4,432	4,594	4,376	4,375	4,195	6%
International Operations	3,341	3,341	3,296	2,865	2,656	2,447	2,661	2,607	26%
- of which Region China	1,181	1,214	1,083	1,030	883	876	854	923	34%
Japan & Korea	1,611	1,454	1,439	1,156	1,302	1,167	1,255	1,164	24%
Segment operating profit:
Diabetes care	3,096	3,419	3,033	2,554	1,720	2,286	2,333	2,171	80%
Biopharmaceuticals	1,248	1,705	2,008	1,828	1,499	1,528	1,757	1,639	(17%)

Company Announcement no 3 / 2011 Financial statement for 2010	Page 23 of 29

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

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Appendix 2: Income statement and Statement of comprehensive income

	12M	12M
DKK million	2010	2009

Income statement
Sales	60,776	51,078
Cost of goods sold	11,680	10,438

Gross profit	49,096	40,640

Sales and distribution costs	18,195	15,420
Research and development costs	9,602	7,864
Administrative expenses	3,065	2,764
Licence fees and other operating income (net)	657	341

Operating profit	18,891	14,933

Share of profit/(loss) of associated companies, net of tax	1,070	(55)
Financial income	382	375
Financial expenses	2,057	1,265

Profit before income taxes	18,286	13,988

Income taxes	3,883	3,220

NET PROFIT FOR THE YEAR	14,403	10,768

Basic earnings per share (DKK)	24.81	17.97
Diluted earnings per share (DKK)	24.60	17.82

Segment information

Segment sales:
Diabetes care	45,710	37,502
Biopharmaceuticals	15,066	13,576

Segment operating profit:
Diabetes care	12,102	8,510
Operating margin	26.5%	22.7%

Biopharmaceuticals	6,789	6,423
Operating margin	45.1%	47.3%

Total segment operating profit	18,891	14,933

Statement of comprehensive income

Net profit for the year	14,403	10,768
Other comprehensive income
Deferred gains/(losses) on cash flow hedges arising during the period	(643)	352
Transfer of deferred gains/(losses) from previous year of cash flow hedges recognised in the Income statement as part of financial
income/(expenses)	(422)	900
Exchange rate adjustment of investments in subsidiaries	300	528
Share of other comprehensive income of associated comp., net of tax	(9)	9
Gains/(losses) on available-for-sale financial assets	(14)	(1)
Other	27	10
Tax on other comprehensive income, income/(expense)	346	(25)

Other comprehensive income for the year, net of tax	(415)	1,773

TOTAL COMPREHENSIVE INCOME FOR THE YEAR	13,988	12,541

Company Announcement no 3 / 2011 Financial statement for 2010	Page 24 of 29

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

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Appendix 3: Balance sheet

DKK million	31 Dec 2010	31 Dec 2009

ASSETS
Intangible assets	1,458	1,037
Property, plant and equipment	20,507	19,226
Investments in associated companies	43	176
Deferred income tax assets	1,847	1,455
Other non-current financial assets	254	182

TOTAL NON-CURRENT ASSETS	24,109	22,076

Inventories	9,689	10,016
Trade receivables	8,500	7,063
Tax receivables	650	799
Other current assets	2,403	1,962
Marketable securities and financial instruments	4,034	1,530
Cash at bank and in hand	12,017	11,296

TOTAL CURRENT ASSETS	37,293	32,666

TOTAL ASSETS	61,402	54,742

EQUITY AND LIABILITIES
Share capital	600	620
Treasury shares	(28)	(32)
Retained earnings	36,097	34,435
Other reserves	296	711

TOTAL EQUITY	36,965	35,734

Non-current debt	504	970
Deferred income tax liabilities	2,865	3,010
Retirement benefit obligations	569	456
Provisions for other liabilities	2,023	1,157

Total non-current liabilities	5,961	5,593

Current debt and financial instruments	1,720	418
Trade payables	2,906	2,242
Tax payables	1,252	701
Other current liabilities	7,954	6,813
Provisions for other liabilities	4,644	3,241

Total current liabilities	18,476	13,415

TOTAL LIABILITIES	24,437	19,008

TOTAL EQUITY AND LIABILITIES	61,402	54,742

Company Announcement no 3 / 2011 Financial statement for 2010	Page 25 of 29

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

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Appendix 4: Statement of cash flows

DKK million	2010	2009

Net profit for the year	14,403	10,768

Adjustment for non-cash items:
Income taxes	3,883	3,220
Depreciation, amortisation and impairment losses	2,467	2,551
Interest income and interest expenses	265	71
Other adjustment	1,834	859
Income taxes paid	(3,436)	(1,998)
Interest received	218	284
Interest paid	(252)	(98)

Cash flow before change in working capital	19,382	15,657

(Increase)/decrease in trade receivables and other current assets	(1,878)	(740)
(Increase)/decrease in inventories	327	(405)
Increase/(decrease) in trade payables and other current liabilities	1,805	921
Exchange rate adjustment	43	(55)

Cash flow from operating activities	19,679	15,378

Proceeds from the divestment of ZymoGenetics, Inc.	1,155	-
Purchase of intangible assets and non-current financial assets	(521)	(433)
Proceeds from sale of property, plant and equipment	68	1
Purchase of property, plant and equipment	(3,376)	(2,632)
Net change in marketable securities	(2,913)	-
Dividend received	8	18

Cash flow from investing activities	(5,579)	(3,046)

Purchase of treasury shares	(9,498)	(6,512)
Proceeds from sale of treasury shares	678	117
Dividends paid to the Company's owners	(4,400)	(3,650)

Cash flow from financing activities	(13,220)	(10,045)

NET CASH FLOW	880	2,287

Unrealised gain/(loss) on exchange rates and marketable securities
included in cash and cash equivalents	46	21

Net change in cash and cash equivalents	926	2,308

Cash and cash equivalents at the beginning of the year	11,034	8,726

Cash and cash equivalents at the end of the year	11,960	11,034

Additional information:
Cash and cash equivalents at the end of the year	11,960	11,034
Marketable securities	3,926	1,013
Undrawn committed credit facilities	4,473	4,465

FINANCIAL RESOURCES AT THE END OF THE YEAR	20,359	16,512

Cash flow from operating activities	19,679	15,378
Cash flow from investing activities	(5,579)	(3,046)
Net change in marketable securities	2,913	-

FREE CASH FLOW	17,013	12,332

Company Announcement no 3 / 2011 Financial statement for 2010	Page 26 of 29

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

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Appendix 5: Statement of changes in equity

				Other reserves

DKK million	Share capital	Treasury shares	Retained earnings	Exchange rate adjustments	Deferred gain/ loss on cash flow hedges	Tax and other adjustments	Total other reserves	Total

2010
Balance at the beginning of the year	620	(32)	34,435	271	393	47	711	35,734
Profit for the year			14,403					14,403
Other comprehensive income for the year, net of tax				300	(1,065)	350	(415)	(415)

Total comprehensive income for the year			14,403	300	(1,065)	350	(415)	13,988

Transactions with owners, recognised directly in equity:
Dividends			(4,400)					(4,400)
Share-based payment			463					463
Purchase of treasury shares		(20)	(9,478)					(9,498)
Sale of treasury shares		4	674					678
Reduction of the B share capital	(20)	20						0

Balance at the end of the year	600	(28)	36,097	571	(672)	397	296	36,965

At the end of the year proposed dividends (not yet declared) of DKK 5,700 million (10.00 DKK per share) are included in Retained earnings. No dividend is declared on treasury shares.

				Other reserves

DKK million	Share capital	Treasury shares	Retained earnings	Exchange rate adjustments	Deferred gain/ loss on cash flow hedges	Tax and other adjustments	Total other reserves	Total

2009
Balance at the beginning of the year	634	(26)	33,433	(256)	(859)	53	(1,062)	32,979
Profit for the year			10,768					10,768
Other comprehensive income for the year, net of tax				527	1,252	(6)	1,773	1,773

Total comprehensive income for the year			10,768	527	1,252	(6)	1,773	12,541

Transactions with owners, recognised directly in equity:
Dividends			(3,650)					(3,650)
Share-based payment			259					259
Purchase of treasury shares		(22)	(6,490)					(6,512)
Sale of treasury shares		2	115					117
Reduction of the B share capital	(14)	14						0

Balance at the end of the year	620	(32)	34,435	271	393	47	711	35,734

At the end of the year proposed dividends (declared in 2010) of DKK 4,400 million (7.50 DKK per share) are included in Retained earnings. No dividend is declared on treasury shares.

Company Announcement no 3 / 2011 Financial statement for 2010	Page 27 of 29

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

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Appendix 6: Quarterly numbers in EUR / supplementary information

(Amounts in EUR million, except number of employees, earnings per share and number of shares outstanding). Key figures are translated into EUR as supplementary information - the translation is based on average exchange rate for income statement and exchange rate at the balance sheet date for balance sheet items.

The specified percent changes are based on the changes in the 'Quarterly numbers in DKK', see appendix 1.

									% change
	2010				2009				Q4 2010 vs
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4 2009

Sales	2,163	2,092	2,069	1,837	1,756	1,681	1,746	1,677	23%
Gross profit	1,750	1,698	1,669	1,476	1,401	1,321	1,395	1,341	25%
Gross margin	80.9%	81.2%	80.7%	80.3%	79.8%	78.5%	79.9%	79.9%
Sales and distribution costs	707	614	587	535	570	471	515	516	24%
Percent of sales	32.7%	29.3%	28.3%	29.1%	32.4%	28.0%	29.5%	30.8%
Research and development costs	367	309	327	286	321	253	248	234	15%
Percent of sales	17.0%	14.8%	15.8%	15.6%	18.3%	15.1%	14.2%	14.0%
Administrative expenses	114	103	99	96	97	90	93	91	17%
Percent of sales	5.3%	4.9%	4.8%	5.2%	5.6%	5.3%	5.3%	5.4%
Licence fees and other operating income (net)	21	16	21	30	19	5	10	12	15%
Operating profit	583	688	677	589	432	512	549	512	35%
Operating margin	26.9%	32.9%	32.7%	32.0%	24.6%	30.5%	31.5%	30.5%
Share of profit/(loss) in associated companies	139	(3)	(1)	9	-	(1)	(1)	(5)	N/A
Financial income	17	5	19	9	8	2	22	19	141%
Financial expenses	109	64	76	27	38	28	49	55	186%
Profit before income taxes	630	626	619	580	402	485	521	471	57%
Net profit	529	482	476	447	312	370	402	362	70%
Depreciation, amortisation and impairment losses	92	81	80	78	102	88	72	81	(9%)
Capital expenditure	153	101	100	90	125	98	75	55	22%
Cash flow from operating activities	658	848	568	568	481	677	350	557	37%
Free cash flow	631	732	463	458	323	569	277	487	96%
Total assets	8,237	7,671	7,659	7,274	7,356	7,064	6,881	6,741	12%
Total equity	4,959	4,598	4,515	4,421	4,802	4,685	4,577	4,208	3%
Equity ratio	60.2%	59.9%	59.0%	60.8%	65.3%	66.3%	66.5%	62.4%
Full-time employees at the end of the period	30,014	29,515	29,364	29,154	28,809	28,497	27,998	27,429	4%
Basic earnings per share (in EUR)	0.92	0.83	0.82	0.76	0.53	0.62	0.66	0.60	74%
Diluted earnings per share (in EUR)	0.91	0.83	0.81	0.75	0.52	0.62	0.66	0.59	74%
Average number of shares outstanding (million)	572.7	577.6	584.0	587.6	589.9	596.4	603.1	607.4	(3%)
Average number of shares outstanding incl
dilutive effect of options 'in the money' (million)	577.5	582.3	588.9	593.0	595.2	601.4	607.9	612.7	(3%)
Sales by business segments:
Modern insulins (insulin analogues)	955	917	913	787	767	719	727	670	25%
Human insulins	400	398	418	372	361	369	387	403	11%
Victoza®	128	94	39	50	8	4	-	-	1512%
Protein-related products	75	76	78	68	68	66	66	65	10%
Oral antidiabetic products (OAD)	90	98	94	87	86	87	90	93	5%
Diabetes care total	1,648	1,583	1,542	1,364	1,290	1,245	1,270	1,231	28%
NovoSeven®	267	264	290	257	234	222	252	242	15%
Norditropin®	167	165	168	145	158	144	150	139	6%
Hormone replacement therapy	65	69	60	60	62	59	58	55	5%
Other products	16	11	9	11	12	11	16	10	26%
Biopharmaceuticals total	515	509	527	473	466	436	476	446	11%
Sales by geographic regions:
North America	843	821	804	702	606	607	633	608	39%
Europe	655	628	628	595	618	588	587	563	6%
International Operations	449	448	443	385	357	329	357	350	26%
- of which Region China	159	163	146	138	119	118	115	124	34%
Japan & Korea	216	195	194	155	175	157	169	156	24%
Segment operating profit:
Diabetes care	415	459	408	343	230	307	314	291	80%
Biopharmaceuticals	168	229	269	246	202	205	235	221	(17%)

Company Announcement no 3 / 2011 Financial statement for 2010	Page 28 of 29

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

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Appendix 7: Key currencies assumptions / supplementary information

DKK per 100	2009 average	Exchange rates as	2010 average	Current exchange
	exchange rates	of 31 December	exchange rates	rate as of 28 January
		2010		2011

USD	536	561	562	544
JPY	5.73	6.89	6.42	6.61
CNY	78	85	83	82
GBP	836	867	869	866

Company Announcement no 3 / 2011 Financial statement for 2010	Page 29 of 29

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: FEBRUARY 2, 2011	NOVO NORDISK A/S Lars Rebien Sørensen, President and Chief Executive Officer